Exhibit 99.1

Alpha Tau Announces Highly Promising Interim Results from Safety and Feasibility Trial of
Alpha DaRT Treatment of Advanced Pancreatic Cancer

- Interim data read-out of the first five treated patients demonstrated successful delivery in all five cases, as well as no product-related Serious Adverse Events -

- First five patients received conservative partial tumor coverage, and in patients with higher radium-224 levels, increased tumor responses were observed, with the last three patients presenting two stable disease responses and one partial response at last measurement -

JERUSALEM, November 28, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today the release of interim results from treatment of the first five patients in the Company’s safety and feasibility trial examining the use of Alpha DaRT to treat advanced pancreatic cancer, currently underway at two university hospitals in Montreal, Canada.

The first five patients were treated at the Jewish General Hospital, an affiliated teaching hospital of McGill University, Faculty of Medicine in Montreal, Canada, in accordance with the study protocol calling for a pace of approximately one patient per month, pending results from the interim safety read-out from the first five patients. Levels of radium-224 activity were increased from one patient to the next. Tumor stages of the treated patients ranged from stage II to stage IV, and treated tumors were located in the pancreatic head or neck. Four of the five patients had been previously treated with chemotherapy before enrolling in the study.

With respect to primary outcome measures, the Alpha DaRT procedure was deemed technically successful in all five cases, with Alpha DaRT sources successfully inserted into the target tumor. In addition, there were no reported serious adverse events deemed related to the product. The only reported adverse events deemed possibly related to the product were of severity grade 1 (mild).

The first two patients, who had received the fewest number of Alpha DaRT sources, both died approximately three months after treatment, and the deaths were not related to Alpha DaRT treatment. The other three patients, who are still undergoing regular follow-up multiple months after treatment, all demonstrated stable disease responses at four weeks after treatment, i.e., neither material shrinkage nor material increase in the longest dimension of the treated tumor. The third patient treated, for whom the coverage of gross tumor volume at 16 Gy alpha radiation dose was estimated at 44% after treatment, was upgraded to partial response upon evaluation at 69 days after treatment, i.e., the treated tumor shrank by at least 30% on its longest dimension vs. the baseline measurement.

Alpha Tau CEO Uzi Sofer commented, “These initial results have surpassed our expectations, with complete success in delivery, minimal product-related side effects observed thus far, and our first patient with an overall response to the treatment, despite our conservative gradual step up of tumor coverage from minimal initial levels. This trial is a cornerstone of our overall strategy to broaden the use of the Alpha DaRT in hard-to-treat indications, and the promising results to date are very timely given that November is Pancreatic Cancer Awareness month. We look forward to completing this trial as well as generating important data in other cancers such as those of the brain, lung, vulva and breast, and future expansion into examination of Alpha DaRT in combination with systemic therapies in settings such as the pancreas.”

Corey Miller, MD, CM, FRCPC, Director of Therapeutic Endoscopy of the Division of Gastroenterology of the JGH, Assistant Professor of Medicine at McGill University, Associate Researcher at the Lady Davis Institute, Associate Member of the McGill Centre for Translational Research in Cancer and principal investigator of the trial, noted, “We were excited to offer this treatment to some of our most advanced patients, as part of the on-going partnership between the departments of Gastroenterology and Radiation Oncology of the JGH, the McGill Centre for Translational Research in Cancer (MCTRC) of the Lady Davis Institute, MEDTEQ+ (the pan-Canadian consortium for research and innovation in medical technologies) and the Institute TransMedTech. We have been positively surprised by the ease of use and accuracy in delivering Alpha DaRT sources into the pancreas, with each procedure taking under an hour, and we continue to learn more about the delivery with each procedure. We are encouraged by the initial outcomes in this trial to date, and needless to say, these fantastic initial results only increase our interest to broaden our use of Alpha DaRT in patients with this deadly disease.”

Alpha Tau Chief Medical Officer Dr. Robert Den added, “We are extremely pleased with our first release of clinical trial data from use of Alpha DaRT in treating internal organs. This procedure was enabled by a special-purpose applicator we designed for integration with existing equipment in the hospital, with limited need for additional specialized equipment and an intuitive method of delivery for the clinicians. Having observed strong initial results in the first five patients, we look forward to this trial progressing swiftly without the restriction of one patient per month, to allow us to generate a more complete dataset in 2024. In such a difficult setting, we would expect that any radiotherapy product demonstrating meaningful efficacy in treating pancreatic adenocarcinoma would be welcome news for patients and clinicians alike.”

The trial seeks to recruit 37 participants who have Stage II to IV pancreatic adenocarcinoma which is deemed inoperable due to non-resectability, metastasis, or lack of fitness for surgery. The study primarily examines the safety and feasibility of placing the Alpha DaRT sources in the tumor utilizing endoscopic ultrasound, and the overall safety of the procedure by measuring adverse events. In addition, the study examines the efficacy of Alpha DaRT in terms of metrics such as overall response rate, overall survival and change in blood levels of CA19-9 (a blood-based biomarker often correlated with metrics such as disease progression). Additional information about the trial can be found at https://www.clinicaltrials.gov/ct2/show/NCT04002479.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Investor Relations Contact

IR@alphatau.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2023, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

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